Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 14 DATED NOVEMBER 2, 2020

TO THE PROSPECTUS DATED APRIL 15, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 15, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement No. 14 is to disclose our acquisition of two multifamily portfolios and an industrial portfolio.

Multifamily and Industrial Property Acquisitions

The disclosure appearing under the heading “Investment Portfolio—Investments in Real Estate” beginning on page 122 of our prospectus is supplemented with the following:

On October 27, 2020, we acquired a fee-simple interest in an affordable housing multifamily portfolio (“Mid-Atlantic Affordable Housing Portfolio”) for $531.3 million, excluding closing costs. The Mid-Atlantic Affordable Housing Portfolio comprises 28 separate multifamily communities with a total of 3,660 units. The Mid-Atlantic Affordable Housing Portfolio has an occupancy of 99% as of the closing. Over the past 15 years, which includes the Great Financial Crisis, the portfolio has maintained an average occupancy of over 97%. The Mid-Atlantic Affordable Housing Portfolio is predominantly located in Virginia (mostly the Washington, D.C. MSA) and North Carolina. The Washington, D.C. Metro, which makes up about 50% of the Mid-Atlantic Affordable Housing Portfolio, has a stable government and military employment base, while also benefiting from the recent influx of high paying tech (e.g., Amazon HQ2) and finance jobs. Washington, D.C. is projected to experience population growth of 1.0% per year over the next five years, which is 1.5x the US projected population growth over the same period. Additionally, we believe that affordable housing communities provide ample downside protection through highly occupied properties with comparable market-rate rents 34% higher than The Mid-Atlantic Affordable Housing Portfolio’s in-place restricted rents. Furthermore, affordable housing rents rise in tandem with median incomes, which are projected to grow in these markets.

On October 29, 2020, we acquired a fee-simple interest in a 4-asset industrial portfolio (“Marshfield Industrial Portfolio”) for approximately $164.2 million, excluding closing costs. Marshfield Industrial Portfolio is comprised of 1.3 million square feet of Class A properties (1999 average vintage) in the Baltimore-Washington CMSA. The Portfolio is currently 100% leased to a diversified rent roll of 6 tenants with a 6.0 year weighted average lease term (“WALT”) and 2.7% annual weighted average contractual rent bumps. The largest tenant is Amazon, which leases 59% of the Marshfield Industrial Portfolio. The Marshfield Industrial Portfolio features modern specifications, including ESFR fire protection, 30’ clear heights and LED lighting, and benefits from its strong location, which is within a 10-hour drive of 40% of the US population. Additionally, it is within close proximity to the intersection of I-695 and I-95, which is the major north-south distribution route for the East Coast. The Marshfield Industrial Portfolio is less than 10 miles from the Port of Baltimore, which is one of the largest ports in the US and has seen increasing cargo volume over the last four years. The industrial market continues to see strong rent growth and compressing vacancy with increasing tenant demand.

SREIT-SUP14-1120

On October 30, 2020, in an off-market transaction, we acquired a fee-simple interest in an affordable housing multifamily portfolio (“Florida Affordable Housing Portfolio II”) for $113.5 million, excluding closing costs. Florida Affordable Housing Portfolio II Portfolio comprises 4 separate multifamily communities with a total of 958 units located in Jacksonville, Florida. We have significant experience with both affordable and market rate multifamily properties in this market. At the time of acquisition, the portfolio had in-place occupancy of 99%. Jacksonville has strong fundamentals and is ranked one of the top 12 large metros for projected population as well as employment growth over the next five years according to Nielsen. We believe this investment provides attractive risk-adjusted returns and will benefit from demographic trends in the market, which should translate to long-term steady cash flow growth.

Subsequent to these acquisitions, our real estate portfolio will be 65% invested in multifamily and industrial properties, which we believe currently provide the most attractive risk-adjusted returns across the United States today.

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